SO 3/6/02

10 3/19

SE 02019017 OMMISSION

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2001 |
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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC MAIL RECEIVED MAR 0 1 2002 WASH DC 254 SECTION

| SEC FILE NUMBER |
|---|
| 8-50764 |

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Arcadia Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

720 Fifth Avenue
(No. and Street)

| New York | NY | 10019 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Kikis (212) 231-4100
(Area Code — Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eichler Bergsman and Co., LLP (Including the practice of Maurice Berkower CPA)
(Name — if individual, state last, first, middle name)

| 404 Park Avenue South, Suite 700 | New York | New York | 10016 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2002 P THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

**Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AM 3/14/2002

# OATH OR AFFIRMATION

I, Thomas P. Kikis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arcadia Securities LLC, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

________________________________

________________________________

________________________________

Thomas P. Kikis
Signature

President
Title

DIANA MEDICI
Notary Public State of New York
No. 01ME5061798
Qualified in Westchester County
[Co]mmission Expires June 17, 2002

Diana Medici
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of XXXXXXXXXXXXXXXXXXXX Cash Flows.
- [x] (e) Statement of Changes in XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX Members' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARCADIA SECURITIES LLC

DECEMBER 31, 2001

TABLE OF CONTENTS

Eichler Bergsman & Co., LLP
*Certified Public Accountants*
404 Park Avenue South • New York, New York 10016
Tel 212•447•9001 Fax 212•447•9006
(Including the practice of Maurice Berkower CPA)

Gilbert Bergsman
Paul Eichler
Michael E. Silverman
Maurice Berkower

# INDEPENDENT AUDITORS' REPORT

To The Members
Arcadia Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of Arcadia Securities LLC, as of December 31, 2001, and the related statements of operations, changes in members' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arcadia Securities LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Eichler Bergsman & Co., LLP

EICHLER BERGSMAN & CO., LLP
February 15, 2002

ARCADIA SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

| | |
|---|---|
| ASSETS: | |
| Cash and cash equivalents | $ 41,726 |
| Securities owned, at market value | 349,523 |
| Receivable from clearing broker | 794,383 |
| Office equipment, net of accumulated amortization of $15,442 | 15,359 |
| Other assets | 45,523 |
| | $ 1,246,514 |
| | |
| LIABILITIES AND MEMBERS' EQUITY: | |
| Liabilities: | |
| Accounts payable and accrued expenses | $ 50,999 |
| | |
| CONTINGENCY | |
| | |
| MEMBERS' EQUITY | 1,195,515 |
| | $ 1,246,514 |

The accompanying notes are an integral part of these financial statements.

ARCADIA SECURITIES LLC
STATEMENT OF OPERATIONS
DECEMBER 31, 2001

| | |
|---|---|
| REVENUE: | |
| Commissions | $ 1,071,373 |
| Net gain from principal transactions | 498,937 |
| Interest and dividend income | 17,758 |
| | 1,588,068 |
| EXPENSES: | |
| Communications | 34,483 |
| Compensation | 358,161 |
| Registration and regulatory fees | 2,601 |
| Office expenses | 31,072 |
| Occupancy | 19,233 |
| Professional fees | 32,236 |
| Depreciation | 5,783 |
| Floor brokerage, exchange and clearance fees | 202,031 |
| Travel and entertainment | 127,695 |
| Other | 4,666 |
| Unincorporated business taxes | 44,278 |
| | 862,239 |
| NET INCOME | $ 725,829 |

The accompanying notes are an integral part of these financial statements.

# ARCADIA SECURITIES LLC
## STATEMENT OF MEMBERS' EQUITY
## YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| BALANCE - BEGINNING OF YEAR | $ 1,009,686 |
| Net income | 725,829 |
| Distributions | (540,000) |
| BALANCE - END OF YEAR | $ 1,195,515 |

The accompanying notes are an integral part of these financial statements.

ARCADIA SECURITIES LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| NET INCOME | $ 725,829 |
| ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES: | |
| Depreciation | 5,783 |
| Changes in operating assets and liabilities: | |
| Payable to broker dealers | (423,875) |
| Due from broker dealer | (794,383) |
| Securities owned, at market value | 837,150 |
| Other assets | (185) |
| Accounts payable and accrued expenses | (11,877) |
| | (387,387) |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | 338,442 |
| CASH FLOWS FROM AND NET CASH USED IN INVESTING ACTIVITIES: | |
| Acquisition of office equipment | (3,642) |
| CASH FLOWS FROM AND NET CASH USED IN FINANCING ACTIVITIES: | |
| Distributions to members | (540,000) |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | (205,200) |
| CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR | 246,926 |
| CASH AND CASH EQUIVALENTS - END OF YEAR | $ 41,726 |

**SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:**

| | |
|---|---|
| Income taxes paid | $ 41,500 |

The accompanying notes are an integral part of these financial statements.

ARCADIA SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

ARCADIA SECURITIES LLC (the "Company") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company engages in a single line of business as a securities broker-dealer.

The Company has an agreement with its clearing broker to clear securities transactions, carry customers accounts on a fully-disclosed basis and perform record keeping functions and accordingly, operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

### Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

### Securities Transactions

Securities transactions and related income and expenses are recorded on a trade date basis

### Office Equipment

Office equipment is stated at cost less accumulated depreciation. Depreciation is provided on the straight-line basis primarily over an estimated useful life of five years.

ARCADIA SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Income Taxes

Deferred income taxes are provided for temporary differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. These differences are primarily due to the use of the cash method and the capitalization of start-up expenditures for income tax reporting.

The Company files its tax returns as a partnership, consequently net income or loss, in general, is apportioned to the members and reported in their personal income tax returns. Since the Company operates in New York City, the Company provides for and is subject to the New York City Unincorporated Business tax on its income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SECURITIES OWNED, AT MARKET VALUE

Marketable securities owned at market value consist primarily of U.S. Corporate stocks.

ARCADIA SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is a member of NASD, arid is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001 the Company had net capital of $1,074,805 which was $974,805 in excess of its required net capital of $100,000.

NOTE 4 - RELATED PARTY TRANSACTIONS

During 2001, the Company paid $19,233 for occupancy costs to a related entity which has similar ownership as the Company.

NOTE 5 - OFF-BALANCE-SHEET RISK

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to its clearing broker, on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts introduced by the Company.

Eichler Bergsman & Co., LLP
*Certified Public Accountants*
404 Park Avenue South • New York, New York 10016
Tel 212•447•9001 Fax 212•447•9006
(Including the practice of Maurice Berkower CPA)

Gilbert Bergsman
Paul Eichler
Michael E. Silverman
Maurice Berkower

**INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION**

To the Members
Arcadia Securities LLC
New York, New York

Our report on our audit of the basic financial statements of Arcadia Securities LLC for the year ended December 31, 2001 appears on Page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Eichler Bergsman & Co., LLP

February 15, 2002

ARCADIA SECURITIES LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

| | |
|---|---|
| TOTAL MEMBERS' EQUITY | $ 1,195,514 |
| DEDUCT NONALLOWABLE ASSETS: | |
| Office equipment, net | 15,359 |
| Other assets | 45,523 |
| | 60,882 |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES | 1,134,632 |
| HAIRCUTS ON SECURITIES: | |
| Corporate stocks | 52,428 |
| Undue concentrations | 6,606 |
| Money market funds | 793 |
| | 59,827 |
| NET CAPITAL | $ 1,074,805 |
| AGGREGATE INDEBTEDNESS: | |
| Accounts payable and accrued expenses and deferred income taxes payable | $ 48,575 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT: | |
| Minimum net capital required (greater of 6⅔% of aggregate indebtedness or $100,000 minimum dollar net capital) | $ 100,000 |
| EXCESS NET CAPITAL | $ 974,805 |
| PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 5% |

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2001.

# ARCADIA SECURITIES LLC

## SUPPLEMENTAL REPORT
## OF INDEPENDENT AUDITORS ON
## INTERNAL CONTROL REQUIRED BY
## SEC RULE 17a-5

## DECEMBER 31, 2001

ARCADIA SECURITIES LLC

DECEMBER 31, 2001

TABLE OF CONTENTS

Eichler Bergsman & Co., LLP
*Certified Public Accountants*
404 Park Avenue South • New York, New York 10016
Tel 212•447•9001 Fax 212•447•9006
(Including the practice of Maurice Berkower CPA)

Gilbert Bergsman
Paul Eichler
Michael E. Silverman
Maurice Berkower

# SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
Arcadia Securities LLC
New York, New York

In planning and performing our audit of the financial statements of Arcadia Securities LLC for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control structure, including procedures for safeguarding securities that we consider material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Eichler Bergsman & Co., LLP

New York, New York
February 15, 2002

# ARCADIA SECURITIES LLC

## FINANCIAL STATEMENTS

## DECEMBER 31, 2001